STATEMENT OF INVESTMENTS

Dreyfus Insured Municipal Bond Fund, Inc.

January 31, 2007 (Unaudited)

Long-Term Municipal Investments--97.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.9%				
Auburn University,				
General Fee Revenue (Insured;				
MBIA)	5.75	6/1/17	1,000,000	1,074,280
Alaska--4.2%				
Alaska International Airports				
System, Revenue (Insured;				
AMBAC)	5.75	10/1/12	4,500,000 a	4,949,325
California--4.9%				
Chabot-Las Positas Community				
College District, GO (Insured;				
AMBAC)	0.00	8/1/26	6,085,000	2,406,800
Chabot-Las Positas Community				
College District, GO (Insured;				
AMBAC)	0.00	8/1/42	10,655,000	1,833,832
Glendora Unified School District,				
GO (Insured; MBIA)	5.25	8/1/26	1,400,000	1,521,618
Colorado--1.0%				
Douglas County School District,				
Number Re1, GO (Insured; FGIC)	5.75	12/15/17	1,000,000	1,127,930
Connecticut--1.8%				
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; FGIC)	5.00	1/1/23	2,000,000	2,110,460
Delaware--6.1%				
Delaware Economic Development				
Authority, Water Revenue				
(United Water Delaware Inc.				
Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,035,600
Delaware River and Bay Authority,				
Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 a	2,170,115
Florida--2.3%				
Tampa Bay Water,				
Utility System Improvement				
Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,720,179
Idaho--1.8%				
Boise State University,				
Student Union and Housing				
System Revenue (Insured; FGIC)	5.38	4/1/22	1,955,000	2,080,179
Illinois--2.5%				
Chicago,				
GO (Insured; FGIC)	5.50	1/1/40	325,000	343,570
Chicago O'Hare International				
Airport, General Airport Third				

Lien Revenue (Insured; MBIA)	5.25	1/1/27	2,500,000	2,622,400
Indiana--3.1%				
Indiana Educational Facilities				
Authority, Educational				
Facilities Revenue (Butler				
University Project) (Insured;				
MBIA)	5.50	2/1/26	3,500,000	3,685,675
Kansas--2.1%				
Neosho County Unified School				
Disctrict Number 413, GO				
(Insured; FSA)	5.00	9/1/20	1,075,000	1,142,155
Neosho County Unified School				
District Number 413, GO				
(Insured; FSA)	5.00	9/1/21	1,200,000	1,273,356
Massachusetts--1.9%				
Massachusetts				
(Insured; FSA)	5.25	9/1/24	2,000,000	2,273,940
Minnesota--.9%				
Prior Lake-Savage Area Schools				
Independent School District				
Number 719, GO School Building				
(Insured; FSA)	5.00	2/1/18	1,000,000	1,069,580
Missouri--2.3%				
Saint Louis,				
Airport Revenue (Airport				
Development Program) (Insured;				
MBIA)	5.63	7/1/11	2,500,000 [a]	2,686,450
New Jersey--7.6%				
New Jersey Economic Development				
Authority, PCR (Public Service				
Electric and Gas Co. Project)				
(Insured; MBIA)	6.40	5/1/32	7,100,000	7,161,486
New Jersey Turnpike Authority,				
Turnpike Revenue (Insured; FSA)	5.25	1/1/26	1,500,000	1,715,790
New York--14.8%				
Hudson Yards Infrastructure Corp.,				
Hudson Yards Senior Revenue				
(Insured; MBIA)	4.50	2/15/47	5,000,000	4,944,050
Metropolitan Transportation				
Authority (State Service				
Contract) (Insured; MBIA)	5.50	1/1/20	2,000,000	2,163,440
Metropolitan Transportation				
Authority, Transportation				
Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,433,600
Metropolitan Transportation				
Authority, Transportation				
Revenue (Insured; FGIC)	5.00	11/15/32	1,350,000	1,418,836
New York City				
(Insured; FSA)	5.25	8/15/15	2,000,000	2,173,900
New York City Municipal Water				
Finance Authority, Water and				
Sewer System Revenue (Insured;				

MBIA)	5.00	6/15/28	1,000,000	1,057,020
Ohio--3.8%				
Cleveland State University,				
General Receipts (Insured;				
FGIC)	5.00	6/1/34	1,150,000	1,204,901
Ohio Turnpike Commission,				
Turnpike Revenue (Insured;				
FGIC)	5.50	2/15/17	1,995,000	2,255,028
Ohio Turnpike Commission,				
Turnpike Revenue (Insured;				
FGIC)	5.50	2/15/20	855,000	982,891
Oregon--.9%				
Portland,				
Second Lien Sewer System				
Revenue (Insured; MBIA)	5.00	6/15/17	1,000,000	1,081,210
Pennsylvania--5.1%				
Chester County Industrial				
Development Authority, Water				
Facilities Revenue (Aqua				
Pennsylvania Inc. Project)				
(Insured; FGIC)	5.00	2/1/40	3,000,000	3,119,730
Pennsylvania Turnpike Commission,				
Registration Fee Revenue				
(Insured; FSA)	5.25	7/15/23	1,000,000	1,134,700
Perkiomen Valley School District,				
GO (Insured; FSA)	5.25	3/1/14	1,550,000 [a]	1,687,873
South Carolina--2.4%				
Spartanburg Sanitary Sewer				
District, Sewer System Revenue				
(Insured; MBIA)	5.25	3/1/30	1,000,000	1,068,460
University of South Carolina,				
Athletic Facilities Revenue				
(Insured; AMBAC)	5.50	5/1/22	1,575,000	1,688,085
Texas--9.1%				
Austin,				
Electric Utility System				
Revenue (Insured; FSA)	5.00	11/15/14	1,000,000	1,071,690
Houston Area Water Corp.,				
City of Houston Contract				
Revenue (Northeast Water				
Purification Plant Project)				
(Insured; FGIC)	5.25	3/1/23	2,470,000	2,609,506
Irving,				
Waterworks and Sewer System				
New Lien Revenue (Insured; FSA)	5.25	8/15/18	500,000	545,795
San Antonio,				
Water System Revenue (Insured;				
FSA)	5.50	5/15/19	1,000,000	1,074,010
San Antonio,				
Water System Revenue (Insured;				
FSA)	5.50	5/15/20	2,500,000	2,680,075
Texas Turnpike Authority,				

Revenue (Central Texas Turnpike System) (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,676,925
Utah--.9%				
Utah State University, Student Fee and Housing System Revenue (Insured; MBIA)	5.00	4/1/29	1,000,000	1,047,430
Virginia--7.8%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,676,595
Upper Occoquan Sewer Authority, Regional Sewer Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,789,977
Virginia University, Revenue (General Pledge) (Insured; AMBAC)	5.00	5/1/14	1,615,000	1,733,331
West Virginia--9.2%				
West Virginia (Insured; FGIC)	6.50	11/1/16	2,600,000 [a]	3,178,214
West Virginia (Insured; FGIC)	0.00	11/1/26	5,450,000	2,276,193
West Virginia Building Commission, LR (West Virginia Regional Jail) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,819,352
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.25	11/1/23	1,000,000	1,075,980
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,475,530
Total Long-Term Municipal Investments (cost $108,794,925)				**114,149,047**

Short-Term Municipal Investments--2.3%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Michigan--.5%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.68	2/1/07	600,000 [b]	600,000
Pennsylvania--.9%				
Allegheny County Industrial Development Authority, Senior Health and Housing Facilities Revenue, Refunding (Longwood at Oakmont, Inc.) (Insured; Radian Group and Liquidity				

Facility; Bank of America)	3.70	2/1/07	1,000,000 [b]	1,000,000
Tennessee--.9%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; XLCA and Liquidity Facility; DEPFA Bank PLC)	3.69	2/1/07	1,150,000 [b]	1,150,000
Total Short-Term Municipal Investments (cost $2,750,000)				**2,750,000**
Total Investments (cost $111,544,925)			**99.7%**	**116,899,047**
Cash and Receivables (Net)			**.3%**	**305,411**
Net Assets			**100.0%**	**117,204,458**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.

c At January 31, 2007, 28.0% of the fund's net assets are insured by AMBAC and 32.5% are insured by MBIA.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance